SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of January 2010, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of the Waterville Large Cap Value Fund's (the "Fund") outstanding shares.  Charles Schwab & Co., Inc. owned 67.1% of the Fund and thus controlled the Fund as of that date.